Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Registration statement file number: 333-116350

Subject Company: IAMGOLD
IAMGOLD Commission File Number 1-31528

Dear IAMGold Shareholder:

The enclosed proxy materials are being sent to you by Golden Star Resources Ltd. Golden Star is recommending that IAMGold shareholders vote AGAINST the proposed arrangement involving IAMGold Corporation and Wheaton River Minerals Ltd. at the annual and special meeting of IAMGold’s shareholders scheduled to be held on June 29, 2004.

On June 10, 2004, Golden Star mailed to the shareholders of IAMGold an offer to purchase all of the outstanding common shares of IAMGold. Shareholders depositing their IAMGold common shares under the offer will receive 1.15 common shares of Golden Star for each IAMGold common share deposited and purchased by Golden Star. The offer represents a premium of 12.8% to IAMGold shareholders based on the closing price of the common shares of each of IAMGold and Golden Star on the Toronto Stock Exchange on May 27, 2004, the date on which Golden Star announced the proposed business combination with IAMGold.

You should be aware that the offer made by Golden Star for IAMGold common shares is conditional on the resolutions in respect of the IAMGold/Wheaton River arrangement not being approved by IAMGold shareholders. Accordingly, Golden Star may not complete its offer if the resolutions in respect of the arrangement are approved. We are convinced that our proposed offer is superior to the IAMGold/Wheaton River arrangement and we urge you to vote AGAINST the IAMGold/Wheaton River arrangement by signing, dating and returning the enclosed GREEN form today. Tendering to Golden Star’s offer will NOT count as a vote against the proposed arrangement.

We believe that the combination of Golden Star and IAMGold is a unique opportunity to create an intermediate gold producer with a portfolio of profitable gold mining operations, development projects and exploration properties in West Africa, host to one of the world’s most geologically prospective areas for future gold discoveries and development of large, low cost mining operations. We believe that the combination of Golden Star and IAMGold will produce the following valuable benefits:

A leading intermediate gold producer. The combined company would have gold production of approximately 800,000 ounces per year commencing in 2005 and annual revenues of approximately $300 million at a gold price of $375 per ounce. Commencing in 2006, following completion of current development projects, the combined company would have estimated net free cash flow (after capital expenditures and exploration expense) in excess of $100 million per year. The combined company would have the largest reserve and resource base among intermediate producers, with approximately 7.3 million ounces of gold reserves and an additional 90 million tonnes of measured and indicated resources at an average grade of 1.6 grams per tonne. The new company would have significant potential to increase its resources and convert resources to reserves, particularly in our properties in Ghana.

Substantial cost savings. We estimate that the combined company would achieve annual savings of approximately $8 million per year commencing in 2005, primarily through a combination of corporate overhead cost reductions and rationalization of the two companies’ exploration programs.

Financial strength. On a pro forma basis, the combined company would have a strong, liquid balance sheet, with approximately $185 million (assuming a break-fee of $23 million is paid to Wheaton River in connection with the termination of the proposed IAMGold-Wheaton River arrangement) in cash, cash equivalents and bullion, with total long-term debt of approximately $12 million and sufficient cash flow to fund currently planned development activities. The combined company’s financial strength would provide excellent access to capital and an enhanced ability to expand the company’s portfolio of gold mines, development projects and exploration properties.

Portfolio of West African gold mines. Golden Star and IAMGold are both gold producing companies focused on West Africa. Our Bogoso/Prestea operation and Wassa development project, expected to commence production in the third quarter of 2004, are both in Ghana. IAMGold is also an established gold producer with mature production and cash flows from its minority interests in four large mines in West Africa, including the world-class Tarkwa and Sadiola mines in Ghana and Mali, respectively.

Management strength. The Golden Star management team would bring to the combined company many years of hands-on operating and project development experience in Ghana and other parts of West Africa and Africa, with strong credibility in the capital markets.

Stronger presence in West Africa. As a result of the proposed combination, we would emerge as the predominant intermediate gold mining company active in West Africa. With our extensive operating, project development and exploration experience and financial strength, we would have the opportunity to increase our portfolio by acquiring additional properties and by becoming the partner of choice for junior gold explorers in the region. We believe we would have greater flexibility than the senior gold companies active in West Africa in the pursuit of growth opportunities.

Increased geological understanding. The knowledge base established by IAMGold’s past activity in West Africa, combined with Golden Star’s own ongoing and active exploration program, is expected to result in a widespread geological understanding in West Africa. We believe that this will provide unique potential for organic growth that we can capitalize on with our in-house project development and operational skills.

Increased competitiveness. With its financial and management strength, enhanced geological understanding and significant presence in West Africa, the combined company would have increased ability to compete for world-class gold projects in the region.

Increased market profile. The combined company would have a market capitalization of approximately $1.4 billion based on the last trading prices of our respective shares on June 8, 2004. Due to the increased market capitalization, the shares of the combined company would be eligible investments for additional potential institutional investors in the U.S. and Canada. Most of Golden Star’s trading activity is on the AMEX, and most of IAMGold’s trading activity is on the TSX. The combined company should achieve an excellent balance of capital markets participation across the U.S.-Canadian border, with anticipated daily trading volumes of from $25 to $30 million per day.

In addition to the arrangement with Wheaton River not being approved, our offer is conditional upon, among other things, at least 66 2/3% of the common shares of IAMGold (on a fully diluted basis) being validly deposited under the offer and not withdrawn, Golden Star being permitted to review non-public information relating to IAMGold and the receipt of all necessary regulatory approvals.

We urge you to review the attached materials for information regarding how you may vote against the proposed arrangement. You may do so even if you have previously deposited a proxy or given voting instructions in support of the arrangement.

We strongly urge you to vote AGAINST the IAMGold/Wheaton River arrangement in order to take advantage of Golden Star’s superior offer.

Yours truly,

Peter Bradford
President and Chief Executive Officer

If you have any questions, or need assistance in completing your proxies, please contact :

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free:
1-877-825-8772 (English speakers)
1-877-825-8777 (French speakers)

Banks and Brokers Call Collect: 212-750-5833

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

PROXY CIRCULAR

SOLICITATION OF PROXIES BY

GOLDEN STAR RESOURCES LTD.

FOR THE ANNUAL AND SPECIAL MEETING OF HOLDERS OF
COMMON SHARES OF

IAMGOLD CORPORATION

SCHEDULED TO BE HELD ON TUESDAY, JUNE 29, 2004

RECOMMENDING SHAREHOLDERS OF IAMGOLD CORPORATION

VOTE AGAINST

THE PROPOSED ARRANGEMENT
INVOLVING IAMGOLD CORPORATION AND
WHEATON RIVER MINERALS LTD.

This proxy circular prepared by Golden Star Resources Ltd. (“Golden Star”) solicits proxies AGAINST the resolutions proposed by management of IAMGold Corporation (“IAMGold”) with respect to the proposed arrangement involving IAMGold and Wheaton River Minerals Ltd. (“Wheaton River”). Please follow the instructions set forth under “General Proxy Information — Appointment of Proxies” in this proxy circular with respect to depositing a proxy.

TENDERING YOUR IAMGOLD COMMON SHARES TO THE OFFER MAILED BY GOLDEN STAR TO IAMGOLD SHAREHOLDERS ON JUNE 10, 2004 WILL NOT COUNT AS A VOTE AGAINST THE PROPOSED ARRANGEMENT WITH WHEATON RIVER. YOU ARE THEREFORE ENCOURAGED TO RETURN A PROXY SOLICITED BY GOLDEN STAR EVEN IF YOU HAVE ALREADY DEPOSITED OR INTEND TO DEPOSIT YOUR IAMGOLD COMMON SHARES TO GOLDEN STAR’S OFFER.

YOU MAY OPPOSE THE PROPOSED ARRANGEMENT EVEN IF YOU HAVE PREVIOUSLY DEPOSITED A PROXY OR GIVEN VOTING INSTRUCTIONS IN SUPPORT THEREOF.

June 11, 2004

If you have any questions or require assistance in voting your IAMGold Shares, please call Innisfree
M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or 1-877-825-8777
(French speakers). Banks and Brokers call collect: (212) 750-5833.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

     This solicitation of proxies in the United States is made with respect to securities of a Canadian foreign private issuer and is thus exempt from the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended. This solicitation is made in accordance with Canadian corporate and securities laws and this proxy circular has been prepared in accordance with disclosure requirements applicable in Canada.

     This proxy circular does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star Resources Ltd. (“Golden Star”) or IAMGold Corporation. Such an offer may only be made in the United States pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (“SEC”). Golden Star has filed with the SEC a Registration Statement on SEC Form S-4, and has mailed the related prospectus concerning the proposed business combination of Golden Star with IAMGold, together with an offer to purchase and circular and related documents, to IAMGold shareholders in the United States. Golden Star also filed with the SEC on Schedule 14D-1F certain other documents related to the business combination, including an offer to purchase and circular. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE OFFER TO PURCHASE AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star are available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone no. (303) 830-9000, toll free no. (800) 553-8436.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     This proxy circular, including the information incorporated by reference in this proxy circular, contains forward-looking statements with respect to Golden Star’s financial condition, results of operations, business prospects, plans, objectives, goals, strategies, future events, capital expenditure, and exploration and development efforts. Words such as “anticipates”, “expects”, “intends”, “plans”, “forecasts”, “projects”, “budgets”, “believes”, “seeks”, “estimates”, “could”, “might”, “should”, and similar expressions identify forward-looking statements. Although Golden Star believes that its plans, intentions and expectations reflected in these forward-looking statements are reasonable, Golden Star cannot be certain that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained or incorporated by reference in this proxy circular. These statements include comments regarding: operations and synergies of the combined company, the establishment and estimates of mineral reserves and mineral resources, production, production commencement dates, productions costs, cash operating costs per ounce, total cash costs per ounce, grade, processing capacity, potential mine life, feasibility studies, development costs, capital and operating expenditures, exploration, the closing of certain transactions including acquisitions and offerings, and start-up and expansion plans.

If you have any questions or require assistance in voting your IAMGold Shares, please call Innisfree
M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or 1-877-825-8777
(French speakers). Banks and Brokers call collect: (212) 750-5833.

-ii-

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

PROXY CIRCULAR

     This proxy circular (the “Circular”) and the accompanying GREEN form of proxy are furnished in connection with the solicitation by and on behalf of Golden Star Resources Ltd. (“Golden Star”) of proxies to be used at the annual and special meeting of shareholders of IAMGold Corporation (“IAMGold”), scheduled to be held on Tuesday June 29, 2004 at 9:00 a.m. (Toronto time) and at any and all adjournments or postponements thereof (the “IAMGold Meeting”).

     You recently received a management proxy circular dated April 30, 2004 (the “IAMGold Circular”) from the management of IAMGold and Wheaton River Minerals Ltd. (“Wheaton River”) soliciting proxies in respect of the resolutions set out therein, including the following resolutions in connection with the proposed business combination (the “IAMGold/Wheaton River Arrangement”) of IAMGold and Wheaton River:

•	a resolution authorizing the issue of up to approximately 422,849,250 common shares of IAMGold to be issued to the security holders of Wheaton River (the “Share Issue Resolution”);

•	if the Share Issue Resolution is approved, a special resolution authorizing an amendment to IAMGold’s articles to increase the maximum number of directors of IAMGold from 10 to 16 and to change IAMGold’s name to “Axiom Gold Corporation” (the “Amendment Resolution”); and

•	if the Share Issue Resolution is approved, an ordinary resolution increasing the number of shares which may be issued under IAMGold’s share incentive plan (the “Share Incentive Plan Resolution”).

Each of the resolutions to be voted on at the IAMGold Meeting, including the Share Issue Resolution, the Amendment Resolution and the Share Incentive Plan Resolution (collectively, the “Arrangement Resolutions”) is described in more detail in the IAMGold Circular. The IAMGold Circular is available at www.sedar.com and also at www.sec.gov..

     Golden Star is soliciting proxies from the holders (the “Shareholders”) of IAMGold common shares (“IAMGold Shares”) to “VOTE AGAINST” the Arrangement Resolutions.

     You should be aware that the offer made by Golden Star for IAMGold Shares which was mailed to Shareholders on June 10, 2004 (the “Golden Star Offer”) is conditional on, among other things, the Share Issue Resolution not being approved at the IAMGold Meeting. Accordingly, Golden Star may not complete the Golden Star Offer if the Arrangement Resolutions are approved.

     Golden Star strongly recommends that you “VOTE AGAINST” the Arrangement Resolutions because Golden Star believes that the Golden Star Offer, pursuant to which you would receive 1.15 common shares of Golden Star (a “Golden Star Share”) for each IAMGold Share that you hold, is superior to the IAMGold/Wheaton River Arrangement. The Golden Star Offer represents a premium of 12.8% to the IAMGold Shareholders based on the closing prices of the IAMGold Shares and Golden Star Shares on the Toronto Stock Exchange on

If you have any questions or require assistance in voting your IAMGold Shares, please call Innisfree
M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or 1-877-825-8777
(French speakers). Banks and Brokers call collect: (212) 750-5833.

May 27, 2004, being the date on which Golden Star announced its proposed business combination with IAMGold. The proposed transaction between Golden Star and IAMGold is described below under “Reasons For and Purpose of Golden Star Proxy Solicitation”.

     In addition to the Arrangement Resolutions, Shareholders will be asked at the IAMGold Meeting to pass resolutions relating to items 5, 6 and 7 of IAMGold’s Notice of Annual and Special Meeting dated April 30, 2004 (the “Annual Meeting Matters”) accompanying the IAMGold Circular. Golden Star is not making a recommendation as to how Shareholders should vote in connection with the Annual Meeting Matters.

HOW TO VOTE AGAINST THE ARRANGEMENT RESOLUTIONS

     If, after reading this Circular, you agree with Golden Star that the proposed IAMGold/Wheaton River Arrangement is not in the best interests of IAMGold and its Shareholders, please:

•	VOTE AGAINST the Share Issue Resolution

•	VOTE AGAINST the Amendment Resolution

•	VOTE AGAINST the Share Incentive Plan Resolution

by following the instructions on page 8 of this Circular.

     If you are a registered shareholder of IAMGold, please refer to “General Proxy Information — Appointment of Proxies — Registered Shareholders” and “General Proxy Information — Revocation of Proxies — Registered Shareholders” at pages 8 and 9 of this Circular for more information about the appointment and revocation of proxies and for instructions on completing and returning proxy forms.

     If your IAMGold Shares are not registered in your name, please refer to “General Proxy Information — Important Information For Non-Registered Holders of IAMGold Shares” at page 9 of this Circular and “General Proxy Information — Appointment of Proxies — Non-Registered Holders of IAMGold Shares” and “ — Revocation of Proxies — Non-Registered Holders of IAMGold Shares” at pages 8 and 9 of this Circular for important information about how to revoke any existing proxies and appoint a representative of Golden Star as proxyholder for your IAMGold Shares.

REASONS FOR AND PURPOSE OF GOLDEN STAR PROXY SOLICITATION

     Golden Star believes that the proposed IAMGold/Wheaton River Arrangement is not in the best interests of IAMGold Shareholders. As a result, Golden Star is soliciting proxies from Shareholders to “VOTE AGAINST” the Arrangement Resolutions.

     On May 27, 2004, Golden Star announced a proposal for a business combination with IAMGold. On June 10, 2004, Golden Star mailed an offer to purchase and circular dated June 9, 2004 (collectively, the “Golden Star Offer Circular”) to Shareholders pursuant to which IAMGold Shareholders are entitled to receive 1.15 Golden Star Shares for each IAMGold Share tendered to and taken up by Golden Star under the Golden Star Offer.

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

     Golden Star believes that the combination of Golden Star and IAMGold is a unique opportunity to create an intermediate gold producer with a portfolio of profitable gold mining operations, development projects and exploration properties in West Africa, host to one of the world’s most geologically prospective areas for future gold discoveries and development of large, low cost mining operations. Golden Star believes that the combination of Golden Star and IAMGold will produce the following valuable benefits:

     Geographic location. The West African operational fit of Golden Star’s assets with those of IAMGold is very attractive, particularly when compared to the wide geographic dispersal of Wheaton River’s assets.

     Leading intermediate gold producer. The combined company would have gold production of approximately 800,000 ounces per year commencing in 2005, annual revenues of approximately US$300 million at a gold price of US$375 per ounce. Commencing in 2006, following completion of current development projects, the combined company would have estimated net free cash flow (after capital expenditures and exploration expense) in excess of US$100 million per year. The combined company would have the largest reserve and resource base among intermediate producers, with approximately 7.3 million ounces of gold reserves and an additional 90 million tonnes of measured and indicated resources at an average grade of 1.6 grams per tonne. The new company would have significant potential to increase its resources and convert resources to reserves, particularly in Golden Star’s properties in Ghana.

     Substantial cost savings. It is estimated that the combined company would achieve annual savings of approximately US$8 million per year commencing in 2005, primarily through a combination of corporate overhead cost reductions and rationalization of the two companies’ exploration programs.

     Financial strength. On a pro forma basis, the combined company would have a strong, liquid balance sheet, with approximately US$185 million (assuming a break-fee of US$23 million is paid to Wheaton River) in cash, cash equivalents and bullion, with total long-term debt of approximately US$12 million and sufficient cash flow to fund currently planned development activities. Golden Star’s financial strength would provide excellent access to capital and an enhanced ability to expand the company’s portfolio of gold mines, development projects and exploration properties.

     Portfolio of West African gold mines. Golden Star and IAMGold are both gold producing companies focused on West Africa. Golden Star’s Bogoso/Prestea operation and Wassa development project, expected to commence production in the third quarter of 2004, are both in Ghana. IAMGold is also an established gold producer with mature production and cash flows from its minority interest in four large mines in West Africa, including the world-class Tarkwa and Sadiola mines in Ghana and Mali, respectively.

     Management strength. The Golden Star management team would bring to the combined company many years of hands-on operating and project development experience in Ghana and other parts of West Africa and Africa, with strong credibility in the capital markets.

     Stronger presence in West Africa. As a result of the proposed combination, Golden Star would emerge as the predominant intermediate gold mining company active in West Africa. With

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

Golden Star’s extensive operating, project development and exploration experience and financial strength, Golden Star would have the opportunity to increase its portfolio by acquiring additional properties and by becoming the partner of choice for junior gold explorers in the region. Golden Star believes that it would have greater flexibility than the senior gold companies active in West Africa in the pursuit of growth opportunities.

     Increased geological understanding. The knowledge base established by IAMGold’s past activity in West Africa, combined with Golden Star’s own ongoing and active exploration program, is expected to result in a widespread geological understanding in West Africa. Golden Star believes that this will provide unique potential for organic growth for Golden Star to capitalize on with its in-house project development and operational skills.

     Increased competitiveness. With its financial and management strength, enhanced geological understanding and significant presence in West Africa, the combined company would have increased ability to compete for world-class gold projects in the region.

     Increased market profile. The combined company would have a market capitalization of approximately US$1.4 billion based on the last trading prices of our respective shares on June 8, 2004. Due to the increased market capitalization, the shares of the combined company would be eligible investments for additional potential institutional investors internationally. Most of Golden Star’s trading activity is on the American Stock Exchange, and most of IAMGold’s trading activity is on the Toronto Stock Exchange. The combined company should achieve an excellent balance of capital markets participation across the U.S.-Canadian border, with anticipated daily trading volumes of from US$25 to US$30 million per day based on the three months to March 31, 2004.

     More information regarding the combined company, including pro forma financial statements, are included in the Golden Star Offer Circular and in the U.S. Prospectus dated June 9, 2004 (the “U.S. Prospectus”). The Golden Star Offer Circular has been filed with Canadian securities regulatory authorities and is posted on SEDAR at www.sedar.com. The U.S. Prospectus has been filed with the SEC and is available at www.sec.gov. Upon request to the Secretary of Golden Star at 10901 West Toller Drive, Suite 300, Littleton, Colorado, 80127-6312; (303) 830-9000, Golden Star will promptly provide a copy of the Golden Star Offer Circular and the U.S. Prospectus free of charge to an IAMGold Shareholder.

     The Golden Star Offer is conditional on, among other things, the Share Issue Resolution not being approved at the IAMGold Meeting. Accordingly, Golden Star may not complete the Golden Star Offer if the Arrangement Resolutions are approved. Since we believe that the Golden Star Offer is superior to the proposed IAMGold/Wheaton River Arrangement, we urge you to “VOTE AGAINST” the Arrangement Resolutions.

INFORMATION CONCERNING GOLDENSTAR

     Golden Star is established under the Canada Business Corporations Act. Its principal and registered office is located at 10901 West Toller Drive, Suite 300, Littleton, Colorado, USA 80127-6312, telephone number (303) 830-9000. The Golden Star Shares are widely held and, to the knowledge of Golden Star, no person holds 10% or more of the issued and outstanding Golden Star Shares.

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

     Golden Star is an international gold mining and exploration company, focused primarily on mining, mine development and exploration in Ghana, West Africa. Golden Star produced 174,315 ounces of gold in 2003 at a cash operating cost of US$166 per ounce, and 47,202 ounces in the first quarter of 2004 at a cash operating cost of US$181 per ounce. Golden Star expects to produce from 185,000 to 210,000 ounces in 2004 at a cash operating cost of US$200 to US$225 per ounce.

     Golden Star owns 90% interests in two properties in Ghana, the Bogoso/Prestea open pit mine and related properties and the Wassa development project. Golden Star operates the Bogoso/Prestea mine, with ore mined at the Prestea property being processed at the Bogoso processing plant.

     For the fiscal year ended December 31, 2003, Golden Star had revenues of approximately US$64 million. Golden Star had net assets as at that date of approximately US$198 million, with working capital of approximately US$97 million. As at June 8, 2004, Golden Star’s market capitalization was approximately US$639 million.

     The following table sets forth certain information with respect to the directors and senior officers of Golden Star:

Name	Position with Golden Star	Principal Occupation
Peter J. Bradford	President, Chief Executive Officer, Director	President, Chief Executive Officer of Golden Star

Richard Q. Gray	Senior Vice-President and Chief Operating Officer	Senior Vice-President and Chief Operating Officer of Golden Star

Allan J. Marter	Senior Vice-President, Chief Financial Officer	Senior Vice-President, Chief Financial Officer of Golden Star

Bruce Higson-Smith	Vice-President, Corporate Development	Vice-President, Corporate Development of Golden Star

Douglas A. Jones	Vice-President, Exploration	Vice-President, Exploration of Golden Star

Ian MacGregor	Chairman of the Board of Directors	Counsel, Fasken Martineau DuMoulin LLP, Barristers & Solicitors, 66 Wellington Street West, Suite 3600, Toronto, Ontario, M5K IN6

James E. Askew	Director	President and Chairman of International Mining and Finance Company (privately held corporation) 1299 Gilpin Street, 18th Floor, Denver, Colorado, 80218, USA

David K. Fagin	Director	Corporate director, 33 Glenmoor Drive, Englewood, Colorado, 80113-7115, USA
Lars-Eric Johansson	Director	Executive Vice-President and Chief Financial Officer, Kinross Gold Corporation (gold production) 40 King Street West, 52nd Floor, Toronto, Ontario M5H 3Y2

Michael P. Martineau	Director	President, AXMIN Inc. (gold exploration in Africa) 120 Adelaide Street West, Suite 2500, Toronto, Ontario, M5H 1T1

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

     The business address of each of the above directors and senior officers is at Golden Star, 10901 West Toller Drive, Suite 300, Littleton, Colorado, USA.

     To the knowledge of Golden Star, as at the date hereof, none of Golden Star, its officers and directors, or their respective associates beneficially own or exercise control or direction over any IAMGold Shares or other securities of IAMGold or any securities of IAMGold’s affiliates. No purchases and sales of IAMGold Shares or other securities of IAMGold have been made by Golden Star, its respective officers and directors and their respective associates, as principal, during the two years preceding the date hereof.

     To the knowledge of Golden Star, none of Golden Star, its officers and directors, or their respective associates, is, or was within the year preceding the date hereof, a party to a contract or an understanding with any person in respect of securities of IAMGold.

INTEREST OF GOLDEN STAR IN MATTERS TO BE ACTED UPON

     Should the Arrangement Resolutions be approved at the IAMGold Meeting, Golden Star may not complete the Golden Star Offer. If the Arrangement Resolutions are defeated and Golden Star completes the Golden Star Offer, Golden Star intends to acquire all of the IAMGold Shares and IAMGold would become a wholly-owned subsidiary of Golden Star. Accordingly, Golden Star has a material interest in the results of the vote regarding the Arrangement Resolutions.

     To the knowledge of Golden Star, and except as otherwise disclosed in this Circular, none of Golden Star, its officers or directors or their respective associates or affiliates: (i) has or expects to have a material interest, direct or indirect, in any transaction since the beginning of IAMGold’s last completed financial year or any proposed transaction that has materially affected or could materially affect IAMGold or any of its subsidiaries, (ii) has any contract, arrangement or understanding between them and any other person with respect to future employment by IAMGold or any of its affiliates, or future transactions to which IAMGold or any of its affiliates will or may be a party, or (iii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the IAMGold Meeting.

INFORMATION CONCERNING IAMGOLD

Outstanding IAMGold Shares and Principal Holders

     Based on a list of registered IAMGold Shareholders as at June 4, 2004, which list was provided to Golden Star by IAMGold, there were 145,551,179 IAMGold Shares outstanding on June 4, 2004. Each IAMGold Share carries the right to one vote at the IAMGold Meeting.

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

     Information regarding the beneficial ownership, control or direction over securities of IAMGold is not within the knowledge of Golden Star. Please refer to the IAMGold Circular for this information.

Executive Compensation, Indebtedness, Management Contracts and Equity Compensation Plans

     Information regarding the compensation of executives of IAMGold, the indebtedness of IAMGold’s directors and officers or their respective associates and about management contracts that may be in place at IAMGold and securities authorized for issuance under IAMGold equity compensation plans is not within the knowledge of Golden Star. Please refer to the IAMGold Circular for this information.

Interests in Material Transactions

     Information regarding any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the IAMGold Meeting of any nominee for election as a director of IAMGold or any such nominee’s associates or affiliates is not within the knowledge of Golden Star. Information regarding any material interest, direct or indirect, of any director or officer of IAMGold or its subsidiaries, or of any holder of 10% of outstanding IAMGold Shares or any of such holder’s directors or officers is not within the knowledge of Golden Star. Please refer to the IAMGold Circular for this information.

Particulars of Matters to be Acted Upon at the IAMGold Meeting

     Information concerning particulars of all matters to be acted upon at the IAMGold Meeting as identified in the Notice of Annual and Special Meeting dated April 30, 2004 (the “Notice of IAMGold Meeting”) accompanying the IAMGold Circular, including the Arrangement Resolutions, may be found in the IAMGold Circular.

GENERAL PROXY INFORMATION

Shareholders Entitled to Vote at the IAMGold Meeting

     The record date for determining Shareholders entitled to notice of and to vote at the IAMGold Meeting is April 28, 2004, or such other date announced by IAMGold (the “Record Date”). Each Shareholder of record at the close of business on the Record Date is entitled to receive notice of, and to vote at the IAMGold Meeting.

     If you were a Shareholder of IAMGold on the Record Date, you will retain your right to vote your IAMGold Shares at the IAMGold Meeting and may return a proxy or voting instruction card voting AGAINST the Arrangement Resolutions even if you deposit those IAMGold Shares pursuant to the Golden Star Offer.

Appointment of Proxies

     The persons named as proxyholders in the accompanying GREEN form of proxy are Peter Bradford, President and Chief Executive Officer of Golden Star and Ian MacGregor, Chairman of Golden Star.

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

     Registered Shareholders

     Registered Shareholders should carefully complete and sign their proxies in accordance with the instructions contained on the GREEN form of proxy in order to ensure that their proxies can be used at the IAMGold Meeting. The accompanying GREEN form of proxy revokes any and all prior proxies given in connection with voting on the matters to be considered at the IAMGold Meeting. A Shareholder has the right to appoint a person other than the persons designated above to attend and represent such Shareholder at the IAMGold Meeting by inserting the name of its proxyholder in the blank space provided on the GREEN form of proxy or by completing another proper form of proxy. The person or company so designated need not be a shareholder of IAMGold, but must attend the IAMGold Meeting to vote on your behalf.

     Please sign and date the enclosed GREEN form of proxy and return it today (i) by fax (at the number specified below) and then (ii) by mail to the address specified in the enclosed envelope or by delivery to:

In the United States:	In Canada:

Innisfree M&A Incorporated Attention: Proxy Department FDR Station, P.O. Box 5155 New York, New York 10150-5155	CIBC Mellon Trust Company Attention: Proxy Department 200 Queens Quay East, Unit 6 Toronto, Ontario M5A 4K9

FAX: 212-750-5799	FAX: 416-368-2502

     To allow sufficient time for your proxy to be delivered for use at the IAMGold Meeting, we urge you to sign, date, and return your proxy so that it is received not later than 4:00 p.m. (Eastern Daylight Saving Time) on Thursday, June 24, 2004, or, in the event of an adjournment or postponement of the IAMGold Meeting, no later than 72 hours excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed IAMGold Meeting. Proxies received by Innisfree M&A Incorporated and CIBC Mellon Trust Company, as applicable, by such deadline will be delivered to Computershare Trust Company of Canada, IAMGold’s transfer agent, in time for use at the IAMGold Meeting. If you have any concern about meeting the deadline specified above, please contact Innisfree M&A Incorporated at one of the numbers specified at the bottom of this page. In order to ensure timely receipt, Golden Star recommends that all Shareholders who wish to “VOTE AGAINST” the Arrangement Resolutions deliver their proxies via fax and by mail or delivery as described above.

     Non-Registered Holders of IAMGold Shares

     If your IAMGold Shares are not registered in your name, you are a non-registered shareholder. If you are a non-registered shareholder, you should sign, date and return your proxy or voting instruction form today pursuant to your intermediary’s instructions. Please act today to allow sufficient time for your proxy to be delivered for use at the IAMGold Meeting. For further information, please see the section entitled “General Proxy Information — Important Information For Non-Registered Holders of IAMGold Shares” below.

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

Important Information For Non-Registered Holders of IAMGold Shares

     The information set forth in this paragraph is important if you do not hold your IAMGold Shares in your own name. If you are a non-registered holder of IAMGold Shares, you should note that only proxies deposited by holders whose names appear on the records of IAMGold as the registered holders of IAMGold Shares on the Record Date can be recognized and acted upon at the IAMGold Meeting. If your IAMGold Shares are listed in an account statement provided to you by a broker, then in almost all cases those shares will not be registered in your name on the records of IAMGold. Your IAMGold Shares will more likely be registered under the name of your broker or an agent of that broker or held at a depository. Your IAMGold Shares held by your broker or its agent or nominee can be voted for or against the Arrangement Resolutions only in accordance with your instructions. Without specific instructions, brokers and their agents, nominees and fiduciaries are prohibited from voting your shares for or against the Arrangement Resolutions. If you hold your IAMGold Shares in a brokerage account, you should immediately contact your broker to ensure that a proper form of proxy is submitted on your behalf to Innisfree M&A Incorporated or CIBC Mellon Trust Company so that it is received not later than 4:00 p.m. (Eastern Daylight Saving Time) on Thursday, June 24, 2004, or, in the event of an adjournment or postponement of the IAMGold Meeting, no later than 72 hours excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed IAMGold Meeting. You should also contact your broker immediately if you would like to revoke any previously given voting instructions or proxy authorization in respect of the matters to be considered a the IAMGold Meeting.

Revocation of Proxies

     Registered Shareholders

     A registered Shareholder who has submitted a proxy may revoke it by: (a) completing and signing a valid proxy bearing a later date and returning it to Innisfree M&A Incorporated or CIBC Mellon Trust Company, as applicable, as described above; or (b) depositing an instrument in writing signed by the registered Shareholder or by an attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of IAMGold (5th Floor, 220 Bay Street, Toronto, Ontario M5J 2W4) at any time up to and including the last business day preceding the day of the IAMGold Meeting, or (ii) with the Chairman of the IAMGold Meeting on the day of the IAMGold Meeting; or (c) in any other manner permitted by law.

     Non-Registered Holders of IAMGold Shares

     A non-registered holder of IAMGold Shares may revoke a form of proxy or voting instruction form given to an intermediary at any time by written notice to the intermediary in accordance with the instructions given to the non-registered holder by the intermediary.

Voting of Shares Represented by Proxy

     Subject to the provisions of the Canada Business Corporations Act, IAMGold Shares represented by properly executed proxies solicited by Golden Star will be voted in accordance with the instructions of the applicable Shareholder on any ballot that may be called and where the Shareholder has specified a choice with respect to voting, the IAMGold Shares will be voted

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

accordingly. If no choice is specified in a deposited GREEN form of proxy, the IAMGold Shares represented by such proxies will be voted as follows:

•	“AGAINST” the Share Issue Resolution

•	“AGAINST” the Amendment Resolution

•	“AGAINST” the Share Incentive Plan Resolution

•	“AGAINST” or “WITHHELD FROM VOTING” with respect to the other matters to be considered at the IAMGold Meeting

     The enclosed GREEN form of proxy confers discretionary authority upon the persons named therein to vote in the judgment of such persons in respect of amendments or variations, if any, to matters identified in the Notice of IAMGold Meeting and other matters, if any, which may properly come before the IAMGold Meeting. As at the date hereof, Golden Star is not aware of any such amendments, variations or other matters to be presented for action at the IAMGold Meeting. However, IAMGold has publicly stated in a press release dated June 11, 2004 that it intends to issue and send a supplement to the IAMGold Circular attached to the Notice of IAMGold Meeting. If any amendment or variation or other matter should properly come before the IAMGold Meeting, the IAMGold Shares represented by such proxies will be voted on such matters in accordance with the best judgment of the proxy nominee.

Solicitation of Proxies

     This solicitation of proxies is being made by or on behalf of Golden Star and not by or on behalf of the current management of IAMGold. Proxies may be solicited by or on behalf of Golden Star by mail or other method of delivery of solicitation materials, telephone, telecopier or other electronic means and in person. Solicitations made by Golden Star may be made by directors and officers or regular employees of Golden Star, none of whom will receive additional compensation for such solicitation. Golden Star may request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of the solicitation materials sent to them by Golden Star to the beneficial owners of the IAMGold Shares they hold as registered owner. Golden Star will reimburse them for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

     Golden Star has engaged the services of Innisfree M&A Incorporated and BMO Nesbitt Burns Inc. (collectively, the “Soliciting Agents”) to assist them in the solicitation of proxies. Innisfree M&A Incorporated will receive a fee from Golden Star of up to US$150,000 in connection with the services rendered for and on behalf of Golden Star and will be reimbursed by Golden Star for certain out-of-pocket expenses incurred by it. BMO Nesbitt Burns Inc. will, in connection with the services rendered for and on behalf of Golden Star in connection with the solicitation of proxies, be reimbursed by Golden Star for certain out-of-pocket expenses incurred by it.

     The costs incurred in the preparation and distribution of the Circular and the solicitation of proxies will be borne by Golden Star. If the solicitation of proxies is successful, Golden Star will request that IAMGold reimburse it for such costs.

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

     No person is authorized to make any representations on behalf of Golden Star other than those contained in this Circular and, if any such information or representations are given or made, such representations must not be relied upon as having been authorized to be given or made.

SOURCE OF INFORMATION CONCERNING IAMGOLD

     The information concerning IAMGold contained in this Circular has been taken from or is based upon publicly available documents or records (including the IAMGold Circular) on file with Canadian securities regulatory authorities and which are available at www.sedar.com and the SEC at www.sec.gov. Although Golden Star has no knowledge that would indicate that any statements contained herein which are taken from or based upon such documents and records or other public sources are untrue or incomplete, Golden Star does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and public sources, or for any failure by IAMGold to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Golden Star.

CERTIFICATE

     Information contained herein, unless otherwise indicated, is given as of the date hereof. The contents and the sending of this Circular have been approved by the board of directors of Golden Star Resources Ltd.

June 11, 2004

GOLDEN STAR RESOURCES LTD. (signed) Allan Marter Senior Vice President and Chief Financial Officer

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

TIME IS SHORT!
WE URGE YOU TO VOTE AGAINST
THE PROPOSED ARRANGEMENT INVOLVING IAMGOLD CORPORATION AND
WHEATON RIVER MINERALS LTD.
TODAY!

If you have any questions or require assistance
in voting your IAMGold common shares,
please contact:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free:
1-877-825-8772 (English speakers)
1-877-825-8777 (French speakers)

Banks and Brokers Call Collect: 212-750-5833

If you have any questions or require assistance in voting your IAMGold Shares, please call
Innisfree M&A Incorporated. Shareholders call toll free: 1-877-825-8772 (English speakers) or
1-877-825-8777 (French speakers). Banks and Brokers call collect: (212) 750-5833.

FORM OF PROXY
SOLICITED BY GOLDEN STAR RESOURCES LTD. FOR USE AT THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS OF IAMGOLD CORPORATION SCHEDULED TO BE HELD ON JUNE 29, 2004

THIS PROXY IS NOT SOLICITED BY OR ON BEHALF OF MANAGEMENT OF IAMGOLD CORPORATION

The undersigned shareholder(s) of IAMGold Corporation (“IAMGold”) hereby appoint(s) Peter J. Bradford or, failing him, Ian MacGregor or, instead of either of the foregoing,                                         , as the nominee and proxy of the undersigned, with full power of substitution, to attend, act for and on behalf of, and vote all of the common shares of IAMGold registered in the name of the undersigned on behalf of, the undersigned at the annual and special meeting (the “IAMGold Meeting”) of the shareholders of IAMGold to be held on Tuesday, June 29, 2004 and at any adjournment or postponement thereof. Without limiting the generality of the power hereby conferred, the nominees specified above shall vote or withhold from voting the common shares of IAMGold represented by this proxy on any ballot that may be called for at the IAMGold Meeting as indicated below.

GOLDEN STAR RESOURCES LTD. RECOMMENDS THAT YOU VOTE AGAINST
THE RESOLUTIONS LISTED IN (a) TO (d) BELOW

(a)	VOTE AGAINST ( ) OR VOTE FOR ( ) the resolution (the “Share Issue Resolution”) to approve the issue of common shares of IAMGold in connection with the proposed business combination (the “Combination”) of IAMGold and Wheaton River Minerals Ltd. (“Wheaton”), including common shares of IAMGold issuable upon the exercise of outstanding warrants and options of Wheaton, as more particularly described in the joint management information circular of IAMGold and Wheaton dated April 30, 2004, as may be amended (the “IAMGold Circular”);

(b)	VOTE AGAINST ( ) OR VOTE FOR ( ) the special resolution authorizing IAMGold, if the Share Issue Resolution is passed, to amend its articles to increase the maximum number of directors of IAMGold from 10 to 16 and to change its name to Axiom Gold Corporation, as more particularly described in the IAMGold Circular;

(c)	VOTE AGAINST ( ) OR VOTE FOR ( ) the resolution approving the increase, depending in part on whether the Share Issue Resolution is passed, in the number of common shares of IAMGold which may be issued pursuant to the share incentive plan of IAMGold, as more particularly described in the IAMGold Circular;

(d)	VOTE AGAINST ( ) OR VOTE FOR ( ) the resolution confirming the repeal of the existing general by-law of IAMGold and the adoption of a new general by-law of IAMGold, as more particularly described in the IAMGold Circular;

(e)	WITHHOLD VOTE ( ) OR VOTE FOR ( ) in respect of the election of the nominees of the management of IAMGold as directors of IAMGold for the ensuing year, as more particularly described in the IAMGold Circular;

(f)	WITHHOLD VOTE ( ) OR VOTE FOR ( ) in respect of the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of IAMGold for the ensuing year if the Combination is completed, or the appointment of KPMG LLP, Chartered Accountants, as auditors of IAMGold for the ensuing year if the Combination is not completed, and, in each case, authorizing the directors to fix their remuneration; and

(g)	VOTE on such other business as may properly come before the IAMGold Meeting or any adjournment or postponement thereof.

If any amendments or variations to matters identified in the Notice of Annual and Special Meeting dated April 30, 2004 are proposed at the IAMGold Meeting or any adjournment or postponement thereof or if any other matter properly comes before the IAMGold Meeting or any adjournment or postponement thereof, this proxy confers discretionary authority upon the person(s) named herein to vote on such amendments or variations or such other matters according to the judgement of the person(s) voting the proxy at the IAMGold Meeting or any adjournment or postponement thereof.

By submitting this proxy, the undersigned hereby revokes any proxy previously given.

DATED this                                          day of                                         , 2004.

Signature of Shareholder (please sign exactly as your name appears on this form of proxy)	Number of common shares of IAMGold represented by this proxy

Name of Shareholder (Please Print)	Name of Soliciting Agent, if any

PLEASE SEE NOTES ON REVERSE

YOUR VOTE IS IMPORTANT
YOU MUST ACT QUICKLY FOR YOUR VOTE TO COUNT

Notes:

1.	This form of proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a body corporate, this form of proxy must be executed by an officer or attorney thereof properly authorized. If your common shares of IAMGold are registered in the name of a securities dealer or broker or other intermediary, you are a non-registered holder and you should carefully review the section of the accompanying proxy circular dated June 11, 2004 prepared by Golden Star Resources Ltd. (the “Golden Star Circular”) entitled “General Proxy Information — Important Information For Non-Registered Holders of IAMGold Shares” and carefully follow the instructions of your intermediary. This proxy is only valid in respect of the IAMGold Meeting or any adjournment or postponement thereof.

2.	All shareholders should refer to (i) the Golden Star Circular for further information regarding completion and use of this form of proxy and (ii) the Golden Star Circular and IAMGold Circular for other information pertaining to the IAMGold Meeting. As of June 11, 2004, Golden Star Resources Ltd. is not aware of any amendments to any matters identified in Notice of Annual and Special Meeting dated April 30, 2004 (the “Notice of IAMGold Meeting”) or variations to any of the resolutions to be considered at the IAMGold Meeting or any other matters to be presented for action at the IAMGold Meeting other than those specified in the Notice of IAMGold Meeting which accompanies the IAMGold Circular. However, IAMGold has publicly stated in a press release dated June 11, 2004 that it intends to issue and send a supplement to the IAMGold Circular attached to the Notice of IAMGold Meeting.

3.	A shareholder has the right to appoint a person or company other than the persons designated herein to attend and act for such shareholder and on such shareholder’s behalf at the IAMGold Meeting or any adjournment or postponement thereof by striking out the names of the persons designated herein and inserting in the blank space provided for that purpose the name of the desired person or company or by completing another proper form of proxy and, in either case, delivering the completed executed proxy to Innisfree M&A Incorporated or to CIBC Mellon Trust Company as indicated below no later than 4:00 p.m. (Eastern Daylight Saving Time) on June 24, 2004 or, in the case of any adjournment or postponement of the IAMGold Meeting, no later than 72 hours (excluding Saturdays and holidays) before the time of the adjourned or postponed IAMGold Meeting. The person or company so designated need not be a shareholder of IAMGold, but must attend the IAMGold Meeting to vote on your behalf.

4.	The common shares of IAMGold represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and where a choice is specified, the shares shall be voted accordingly. Where no choice is specified for the matters referred to in (a) through (f) herein, the shares shall be VOTED AGAINST or WITHHELD FROM VOTING, as applicable, in respect of the matters referred to in such items.

5.	To allow sufficient time for your proxy to be delivered for use at the IAMGold Meeting, we urge you to sign, date and return your proxy so that it is received by Innisfree M&A Incorporated or by CIBC Mellon Trust Company (in each case at the fax number below) by 4:00 p.m. (Eastern Daylight Saving Time) on June 24, 2004, or in the case of any adjournment or postponement of the IAMGold Meeting, no later than 72 hours (excluding Saturdays and holidays) before the time of the adjourned or postponed IAMGold Meeting. If you have any concern about meeting the deadline specified above, please contact Innisfree M&A Incorporated at one of the numbers specified at the bottom of this page.

6.	Please sign, date and return your proxy today (i) by fax (at the number specified below) and then (ii) by mail to the address specified in the enclosed envelope or by delivery to one of the addresses specified below. Although a prepaid envelope is enclosed there is no assurance that proxies returned by mail will arrive in time to be counted. If the proxy is not dated, it will be deemed to be dated on the date on which it is mailed to the shareholder by Golden Star Resources Ltd.

In the United States:	In Canada:

Innisfree M&A Incorporated Attention: Proxy Department FDR Station, P.O. Box 5155 New York, New York 10150-5155	CIBC Mellon Trust Company Attention: Proxy Department 200 Queens Quay East, Unit 6 Toronto, Ontario M5A 4K9

FAX: 212-750-5799	FAX: 416-368-2502

If you have any questions or require assistance in voting your IAMGold common shares, please call Innisfree M&A Incorporated. Shareholders call toll free:
1-877-825-8772 (English speakers) or 1-877-825-8777 (French speakers).
Banks and Brokers call collect: (212) 750-5833.